NEWS RELEASE

North American Palladium Adopts Shareholder Rights Plan

Toronto, Ontario, March 22, 2011 – North American Palladium Ltd. (“NAP” or “the Company”) (TSX: PDL) (NYSE Amex: PAL) today announced that its board of directors has approved the adoption of a shareholder rights plan (the "Rights Plan"), which takes effect today. The Rights Plan is similar to plans adopted by other Canadian companies, and has been adopted to ensure the fair treatment of shareholders in the event of any take-over bid for NAP’s common shares.

The Rights Plan has conditionally been approved by the Toronto Stock Exchange and is subject to approval by NAP’s shareholders at the 2011 annual and special meeting, currently scheduled to be held on May 11, 2011.

The primary objectives of the Rights Plan are to provide Shareholders with adequate time to properly evaluate any offer, and also to provide the Board of Directors with additional time to assess any offer and, if appropriate, to explore and develop alternatives for maximizing shareholder value. The Rights Plan in no way prohibits a change of control of the Company in a transaction that is procedurally fair to its shareholders.

The full text of the Rights Plan is available on NAP’s website at www.nap.com, and on the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission EDGAR database at www.sec.gov.

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also has a growing gold business in the prolific Abitibi region of Quebec, where it operates the Sleeping Giant mine.  The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of advanced exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Forward-Looking Information
Certain information in this news release relating to North American Palladium Ltd. is forward looking and related to anticipated events and strategies. When used in this context, words such as "will", "anticipate", "believe", "plan", "intend", "target" and "expect" or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions, economic conditions, and availability and cost of financing. Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, North American Palladium Ltd. disclaims any intention and assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.